                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1 )*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 1 )*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 1 )*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                            ORIOLE HOMES CORPORATION
                                (Name of Issuer)


                Class B - Common Stock, Par Value $ .10 PER SHARE
                         (Title of Class of Securities)

                                    686264201
                                 (CUSIP Number)

                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)






                                 MARCH 16, 1999
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 686264201                                        Page __  of __ Pages
--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       00
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                 7.     SOLE VOTING POWER
                        TBS has sole voting power with respect to 64,437 shares
                        held in certain TBC Accounts (as hereinafter defined).
                        Additionally, certain of the members of TBC may be
                        deemed to have sole power to vote certain shares as
                        more fully set forth herein.
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              0 shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.     SOLE DISPOSITIVE POWER
  PERSON                0 shares, except that certain of the members of TBC may
   WITH:                be deemed to have sole power to dispose of certain
                        shares as more fully sert forth herein.
                 ---------------------------------------------------------------
                 10.    SHARED DISPOSITIVE POWER

                        64,437 shares held in accounts of TBC (as hereinafter defined)
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       64,437 shares
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.33%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       BD, IA & OO
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 686264201                                        Page __  of __ Pages
--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       WC and BK
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                 7.     SOLE VOTING POWER

                        0 shares
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              0 shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.     SOLE DISPOSITIVE POWER
  PERSON
   WITH:                0 shares
                 ---------------------------------------------------------------
                 10.    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0 shares
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 686264201                                        Page __  of __ Pages
--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       WC and BK
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                 7.     SOLE VOTING POWER

                        0 shares
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              0 shares
    EACH         ---------------------------------------------------------------
 REPORTING       9.     SOLE DISPOSITIVE POWER
  PERSON
   WITH:                0 shares
                 ---------------------------------------------------------------
                 10.    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0 shares
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

          The persons filing this Amendment No. 1 are Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt") , a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated November 15, 1996 (the "Statement"). However, the filing of this Amendment No. 1 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

         Tweedy, Browne Company L.P., a Delaware limited partnership (the "Partnership") and its general partners entered into a definitive agreement, pursuant to which the Partnership converted to Tweedy, Browne Company LLC (the "Company"), a Delaware limited liability company, and AMG/TBC Holdings, Inc. ("Holdings"), a Delaware corporation and wholly owned subsidiary of Affiliated Managers Group, Inc. (a Boston-based holding company, the business address of which is Two International Place, Boston, Massachusetts 02110), acquired a majority interest in the Company on October 9, 1997.

         This Amendment No. 1 relates to the Class B - Common Stock, $.10 par value (the "Common Stock") of Oriole Homes Corporation (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of Florida, with its principal executive offices at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

         This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         This Amendment No. 1 is being filed because the filing persons are no longer subject to the filing requirements of Section 13(d) of the Securities Exchange Act of 1934, as a result of the disposition of their respective shares of Common Stock in open market transactions.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set in response to Items 1,2,3,4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 64,437 shares of Common Stock, which constitutes approximately 2.33% of the 2,761,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As a result of the disposition of 27,545 shares of Common Stock in open market transactions, TBK does not beneficially own directly any of the shares of Common Stock.

         As a result of the disposition of 23,692 shares of Common Stock in open market transactions, Vanderbilt does not beneficially own directly any shares of Common Stock.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 64,437 shares, which constitutes approximately 2.33% of the 2,761,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK and Vanderbilt, or a member of TBC, is 64,437 shares, which constitutes approximately 2.33% of the 2,761,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 0 shares of Common Stock which constitutes approximately 0% of the 2,761,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 64,437 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 64,437 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 64,437 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         c) During the sixty-day period ended as of the date hereof, transactions in Common Stock effected by TBC, TBK and Vanderbilt are set forth below:

                     NO OF SHARES             PRICE
TBC ACCOUNTS            SOLD                PER SHARE

01/06/99               25,565               $2.437500
01/07/99                1,500               $2 7/16
01/11/99                  800               $2 7/16
01/26/99               23,998               $2 1/4
03/12/99                1,300               $2 1/4
03/16/99               10,000               $2.0625

TBK:

01/22/99                  800               $2 3/8
01/25/99               10,000               $2 1/4
01/26/99               16,745               $2 1/4

VANDERBILT:

01/06/99               14,435               $2.437500
01/26/99                9,257               $2 1/4



         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) TBC, TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of the Common Stock on March 16, 1999.

                                    SIGNATURE

         Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

                                             TWEEDY, BROWNE COMPANY LLC


                                             By /s/ Christopher H. Browne
                                                ---------------------------
                                                Christopher H. Browne
                                                Member




                                             TBK PARTNERS, L.P.


                                             By /s/ Christopher H. Browne
                                                ---------------------------
                                                Christopher H. Browne
                                                General Partner




                                             VANDERBILT PARTNERS, L.P.

                                             By /s/ Christopher H. Browne
                                                ---------------------------
                                                Christopher H. Browne
                                                General Partner

Dated: March 22, 1999